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02/CAT/22

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                           FOR IMMEDIATE RELEASE

                08.00 BST, 03.00 EST Tuesday 13 August 2002

For Further Information Contact:

Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                   Tel: +44 (0) 20  7950 2800
Peter Chambre, Chief Executive Officer      Kevin Smith
John Aston, Chief Financial Officer         Graham Herring
Rowena Gardner, Director of Corporate
Communications

BMC Communications/The Trout Group (USA)    Xerion Pharmaceuticals
----------------------------------------    ----------------------
Tel: 001 212 477 9007                       Tel: 49 (89) 8630 7125
Brad Miles, ext 17 (media)                  Alexander Jaksch
Brandon Lewis, ext.15 (investors)


          Cambridge Antibody Technology and Xerion Pharmaceuticals
                       Enter Research Collaboration


Melbourn, UK and Martinsried, Germany....  Cambridge Antibody Technology
(LSE: CAT; NASDAQ: CATG) and Xerion Pharmaceuticals AG today announce the expansion of their existing business relationship into a research collaboration for target characterisation and drug discovery.

CAT and Xerion will explore and evaluate the therapeutic potential of a cell surface protein known to play a role in allergic reactions in man. CAT will provide specific human antibodies, originally derived from its proprietary phage display libraries, as well as know-how in the target's biology and functional assays. The antibodies will be applied by Xerion using its XCALIbur(R) target validation technology to investigate new mechanisms of intervention in allergic disease. CAT and Xerion will jointly own the target intellectual property generated.

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Xerion has already successfully applied CAT technology for target validation following an antibody library licence agreement entered into by the two companies in June 2001.

Peter Chambre, CAT's CEO, commented: "We are delighted that Xerion has achieved success in under a year of using CAT's antibody libraries in combination with its XCALIbur technology. We believe that the combination of the approaches and capabilities of CAT and Xerion provides a significant opportunity to create value in the validation of new targets for drugs against allergic reaction."

Dr. Markus Ewert, President and CEO of Xerion, commented: "We have been pleased about the quality of our relationship with CAT, and are very happy to be working more closely with CAT as a result of this new agreement. We are excited by the possibility that, together, our powerful technologies could assist in exploring new mechanisms of disease intervention in allergy."

The collaboration is designed on a shared costs/shared rights basis and no further financial details are being disclosed.

                                   -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Six CAT-derived human therapeutic antibodies are at various stages of clinical trials, with a seventh CAT-derived antibody, D2E7, having been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials.

o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
     Abbott , Amrad, Elan, Genzyme, Human Genome Sciences, Immunex, Merck & Co, Pharmacia and Wyeth-Ayerst.

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o    CAT is listed on the London Stock Exchange and on NASDAQ since June
     2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.


Xerion Pharmaceuticals AG
Xerion Pharmaceuticals AG is a biopharmaceutical company that bridges the process from target discovery to drug development in an unprecedented manner: integrated functional identification and evaluation of disease relevant drug targets followed by therapeutic antibody development against these high quality targets. These competencies enable Xerion and its partners to advance into the drug development process at accelerated speed. Its functional proteomics platform (Xcelerate(R) and XCALIbur(R)) directly addresses protein function, enabling rapid and precise target identification and validation. Xerion Pharmaceuticals has license and collaborative agreements with Altana Pharma AG, Cambridge Antibody Technology Ltd., Procorde GmbH, Xantos Biomedicine AG, nanotype GmbH, TILL Photonics GmbH, and several research institutes.



         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.